Exhibit 99.1

Ostin Technology Group Co., Ltd. Announces 1-for-25 Reverse Share Split Effective August 5, 2025

Nanjing, China, July 28, 2025 (GLOBE NEWSWIRE) -- Ostin Technology Group Co., Ltd. (“the Company”) (NASDAQ:OST), a leading supplier of display modules and polarizers based in China, today announced that it has resolved to effect a reverse share split of the Company’s ordinary shares, with the split ratio set at 1-for-25 (the “The Reverse Share Split”). The Reverse Share Split was approved by the Company’s shareholders at an extraordinary general meeting held on July 17, 2025. The Company’s Class A ordinary shares will begin trading on an adjusted basis, reflecting the Reverse Share Split, on August 5, 2025, under the existing ticker symbol “OST.” The new CUSIP number for the Company’s Class A ordinary shares will be G67927122.

Upon the effectiveness of the Reverse Share Split, every twenty five shares of the Company’s issued and outstanding Class A ordinary shares as of the effective date will automatically be combined into one Class A ordinary share. This adjustment will reduce the total number of outstanding Class A ordinary shares of the Company from approximately 132.43 million to approximately 5.29 million.

In conjunction with the Reverse Share Split, the Company also amended its Memorandum of Association to proportionately reduce the number of authorized shares for issuance and to adjust the par value of the post-reverse share split ordinary shares to $0.025 per share.

About Ostin Technology Group Co., Ltd.

Founded in 2010, the Company is a supplier of display modules and polarizers in China. The Company designs, develops, and manufactures TFT-LCD display modules in a wide range of sizes and customized sizes which are mainly used in consumer electronics, outdoor LCD displays, and automotive displays. The Company also manufactures polarizers used in the TFT-LCD display modules.

For more information, please visit http://ostin-technology.com/index.html

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:
Ostin Technology Group Co., Ltd.
ir@austinelec.com